FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW INC. NO. 1-2384
FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS

NORTHROP GRUMMAN

Northrop Grumman Corporation
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-553-6262
Fax 310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN WANTS TO PAY FULL AND FAIR VALUE FOR TRW

LOS ANGELES -- March 26, 2002 -- In response to TRW's (NYSE: TRW) announcement yesterday, Northrop Grumman Corporation (NYSE: NOC) issued the following statement regarding the proposals it is submitting for consideration at TRW's annual meeting on April 24, 2002.

"We are prepared and want to pay a full and fair value for TRW. Therefore, we are going directly to TRW shareholders, asking them to vote in favor of providing us access to information that may allow us to raise our offer. TRW's board of directors is not acting in the best interests of its shareholders by denying Northrop Grumman the opportunity to evaluate the information we need to consider an increase in our current offer," said Kent Kresa, chairman and chief executive officer.

Kresa continued:

- "Our current $47 per share offer is based on publicly available information and represents an 18 percent premium over the last trade in TRW stock prior to our offer on Feb. 22 and a 22 percent increase above the average trading price for the past 12 months (see attached).
- "Because we want TRW's board to approve our offer, we are prepared to increase it if due diligence shows that a higher value is warranted. However, any increase in our offer depends on TRW's board allowing us to complete this critical analysis. As a result of non-recurring and unusual items reported in TRW's margins, cash flows and earnings during the past few years, we believe that $47 per share is a full and fair value in combination with Northrop Grumman, but we are willing to be convinced otherwise and their board should want to do so.
- "If TRW's board were truly intent on maximizing shareholder value, it would engage in discussions with a legitimate buyer that has a proven management history of successfully integrating acquisitions and thereby maximizing value for its shareholders."

Kresa added, "TRW's assertions that Northrop Grumman's offer 'grossly undervalues' TRW and is an 'opportunistic attempt' to exploit a temporary depression in TRW's stock price are completely flawed. In fact, in the two-year period ended December 2001 alone, an investment in TRW shares declined almost 25 percent (see attached), and, prior to our offer, have not traded above $45.50 since September 2000. We are offering TRW shareholders a full and fair price based on public data, the benefits of a more certain and timely plan than the TRW proposal, and the potential for future value creation through the ownership of Northrop Grumman stock going forward. Northrop Grumman's track record of creating shareholder value speaks for itself. During the same two-year period, an investment in Northrop Grumman's stock nearly doubled."

Northrop Grumman's annual meeting proposals ask the TRW board (1) to allow Northrop Grumman and any other qualified buyer access to non-public financial information so that it can determine if an increase to our $47 per share offer is warranted, and (2) to establish an independent committee to review any offer. Shareholder approval of the proposals will not necessarily mean that TRW will be combined with Northrop Grumman, nor does it obligate TRW

shareholders to tender their shares at $47 per share or any other price. Passage of these proposals only requests the TRW board to negotiate in good faith with qualified buyers.

On Feb. 22, 2002, Northrop Grumman announced a proposal to combine with TRW in a transaction that would deliver $47 in value of Northrop Grumman common stock for each share of TRW. Promptly following the close of the transaction, Northrop Grumman would expect to separate TRW's automotive business. On March 3, 2002, Northrop Grumman announced that it was commencing an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc., in order to take its offer directly to TRW shareholders, and that it was filing a lawsuit in Ohio challenging elements of the state's anti-takeover laws.

TRW, which provides advanced-technology products and services for the aerospace, information systems and automotive markets worldwide, reported year-end 2001 sales of $16.4 billion.

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Certain statements and assumptions in this press release contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, Northrop Grumman's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and Northrop Grumman after giving effect to any mergers, divestitures or other transaction involving the companies and anticipated costs of capital investments. Northrop Grumman's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and

acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman's filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman's reports on Form 10-K and Form 10-Q.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7520.

# # #

0302-68

Northrop Grumman Offers 22% Premium Over Last Twelve Months Average Price



60.00
50.00
40.00
30.00
20.00
10.00
0.00
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
1-Jan-02
1-Feb-02
1-Mar-02
$47 Nominal Value
WSJ Story on Potential TRW Breakup 2/15/02
Cote Resigns 2/19/02
Cote Elected Chairman 7/25/01
TRW Cuts Dividend and Announces Restructuring 9/6/01
TRW Announces Additional Restructuring 10/18/01
Northrop Grumman Proposal 2/21/02
Northrop Grumman Launches Exchange Offer 3/4/02

Compare Below What the Same $1000 Investment in Both Northrop Grumman and TRW Would Have Earned*


One Year Returns
$250
$200
$150
$100
$50
$0
($50)
$234
($13)
NOC
TRW
Two Year Returns
$1,000
$750
$500
$250
$0
($250)
($500)
$931
NOC
TRW
($238)
Five Year Returns
$400
$300
$200
$100
$0
($100)
($200)
$346
NOC
TRW
($142)
Ten Year Returns
$4,000
$3,000
$2,000
$1,000
$0
$3,967
$1,310
NOC
TRW

*Based on calendar year performance